UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medivation, Inc. (fka Orion Acquisition Corp. II)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58501N 101

(CUSIP Number)

C. Patrick Machado

Senior Vice President and Chief Financial Officer

Medivation, Inc.

55 Hawthorne Street, Suite 610

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event which Requires Filing of this Statement)

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only).

Selena Pharmaceuticals, Inc. (Federal Tax ID No. 94-3308634)
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐
3.	SEC Use Only:

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐

6.	Citizenship or Place of Organization:

State of California

Number of Shares Beneficially Owned by Reporting Person With	7. Sole Voting Power:

-0-†
8. Shared Voting Power:

-0-
9. Sole Dispositive Power:

-0-†
10. Shared Dispositive Power:

-0-

11.	Aggregate Amount Beneficially Owned by Reporting Person:

-0-†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11):

0%†
14.	Type of Reporting Person:

CO
†

Beneficial ownership data calculated based on Commission (as defined below) requirements. All equity securities subject to options or warrants currently exercisable within 60 days after the date hereof are deemed to be outstanding for the purpose of computing the percentage of ownership of the Reporting Person (as defined below) holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

EXPLANATORY NOTE

The sole purpose of this First Amended Schedule 13D (as defined below) is to amend and entirely restate the information contained in the Original Schedule 13D (as defined below) resulting from a series of transactions pursuant to which the Reporting Person (as defined) has disposed of its entire holdings in Medivation, Inc. (the “Issuer”).

As a result of this series of transactions the Reporting Person now owns less than 5% of the Issuer’s securities and as such this is an exit filing for the Reporting Person.

This First Amended Schedule 13D is the first amendment and restatement to the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on behalf of Selena Pharmaceuticals, Inc, a Delaware corporation (the “Reporting Person”), on December 17, 2004 (as originally filed, the “Original Schedule 13D”, as amended and restated hereby, the “First Amended Schedule 13D”, and as the Original Schedule 13D may be otherwise amended, supplemented or restated, as applicable, from time to time subsequent to the date hereof, the “Schedule 13D”). Unless the context otherwise requires, capitalized terms used but not defined in this First Amended Schedule 13D shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Medivation, Inc. (fka Orion Acquisition Corp. II) (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Hawthorne Street, Suite 610, San Francisco, California 94105

Item 2.	Identity and Background

The name of the Reporting Person is Selena Pharmaceuticals, Inc. The address of the principal executive offices of the Reporting Person is c/o Medivation, Inc. (fka Orion Acquisition Corp. II) 55 Hawthorne Ave, Suite 610, San Francisco, California 94105. The principal business of the Reporting Person is development of pharmaceutical drugs. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

The table below sets forth certain information, indicated by the respective column headings of such table, with respect to each of the following persons, as applicable: (i) executive officers of the Reporting Person; (ii) directors of the Reporting Person; (iii) persons controlling the Reporting Person; and (iv) executive officers or directors of any corporation, or other person, ultimately in control of the Reporting Person (each such person, an “Affiliate”).

NAME OF AFFILIATE	PRINCIPAL BUSINESS OR EMPLOYMENT OF AFFILIATE	POSITION IN PRINCIPAL BUSINESS OR EMPLOYMENT OF AFFILIATE	ADDRESS OF PRINCIPAL BUSINESS OR EMPLOYMENT OF AFFILIATE	CITIZENSHIP OF AFFILIATE

Sergey Sablin, Ph.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors • President, Chief Executive Officer and Chief Financial Officer	San Francisco, California	United States

Eugene Somoza, M.D., Ph.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors	San Francisco, California	United States

	Veterans Administration Medical Center	• Director	Cincinnati, Ohio

	University of Cincinnati, College of Medicine	• Professor	Cincinnati, Ohio

Michael Weiner, M.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors	San Francisco, California	United States

	University of California, San Francisco	• Professor	San Francisco, California

	Veterans Affairs Medical Center	• Director	San Francisco, California

Elena Sablin, Ph.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors • Chief Scientific Officer	San Francisco, California	United States

	University of California, San Francisco	• Department of Biochemistry and Biophysics	San Francisco, California

No Affiliate has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Affiliate, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

On December 17, 2004, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Medivation Acquisition Corp., a wholly-owned subsidiary of the Issuer (the “Merger Sub”), and Medivation, Inc. (the “Acquired Company”), providing for the merger of the Merger Sub with and into the Acquired Company, and pursuant to which the Acquired Company became the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, and in connection with the Merger, each issued and outstanding share of Common Stock of the Acquired Company (the “Acquired Company Common Stock”) was converted into 0.122935 shares of the Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred Stock”). The Reporting Person held shares of Acquired Company Common Stock immediately prior to the effective time of the Merger; and as a consequence of the Merger, all such shares of Acquired Company Common Stock held by the Reporting Person were converted into 110,642 shares of the Series B Preferred Stock (which such shares of Series B Preferred Stock were converted into 2,212,830 shares of the Common Stock pursuant to the Certificate of Designations (as defined below)).

The foregoing description of the Merger Agreement is not complete. The full text of the Merger Agreement is included as an exhibit to the Original Schedule 13D filed on December 17, 2004.

Item 4.	Purpose of Transaction

Pursuant to the Merger Agreement, among other things, effective as of December 17, 1004, (i) David T. Hung, M.D. was elected to the Board of Directors of the Issuer and was appointed as the President and Chief Executive Officer of the Issuer; (ii) C. Patrick Machado was appointed as the Senior Vice President and Chief Financial Officer of the Issuer; (iii) Christopher A. Marlett resigned from the positions of President and Chief Executive Officer of the Issuer, and continues to serve on the Board of Directors of the Issuer; (iv) Anthony DiGiandomenico resigned from the position of Chief Financial Officer of the Issuer, and continues to serve on the Board of Directors of the Issuer; and (v) Dyana Marlett resigned from service on the Board of Directors of the Issuer.

On December 15, 2004, the Issuer amended and restated the Certificate of Designations, Preferences, Rights and Limitations of the Series B Preferred Stock of the Issuer (the “Certificate of Designations”). The amendment to the Certificate of Designations, among other things, (i) increased the number of shares of Common Stock that shall be issuable upon conversion of the shares of the Series B Preferred Stock from 10 shares of Common Stock for each share of Series B Preferred Stock to 20 shares of Common Stock for each share of Series B Preferred Stock; and (ii) provided that, until all the shares of Series B Preferred Stock shall have been automatically converted into shares of Common Stock, (A) all actions submitted for approval by holders of shares of Common Stock shall in addition require the approval of the holders of a majority of the shares of Series B Preferred Stock (voting as a separate series) and (B) all actions taken by the Board of Directors of the Issuer shall require the approval of the director nominated by the holders of the shares of Series B Preferred Stock. Shares of the Series B Preferred Stock shall be automatically converted into shares of Common Stock upon receipt of the approval of the holders of Common Stock of the Amendment.

In addition, pursuant to the Merger Agreement, the Issuer agreed that it shall prepare and file with the Commission as soon as practicable after December 17, 2004, a proxy statement with respect to an annual meeting of the holders of Common Stock for the purpose of obtaining the approval of the holders of the Common Stock of each of the following actions (together, the “Actions”): (i) an amendment to the certificate of incorporation of the Issuer resulting in an increase in the number of shares of authorized Common Stock, from 10,000,000 shares of authorized Common Stock to at least 25,000,000 shares of authorized Common Stock (the “Amendment”); (ii) the election to the Board of Directors of the Issuer the following individuals (together, the “New Board”): (A) Mr. Steve Gorlin; (B) David T. Hung, M.D.; (C) one (1) nominee acting as the representative of the persons holding Acquired Company Common Stock immediately prior to the effective time of the Merger; and (D) two (2) nominees acting as representatives of MDB Capital Group LLC; and (iii) a change of the name of the Issuer. In connection with the nomination of the New Board pursuant to the Merger Agreement, each of the persons holding shares of the Acquired Company Common Stock immediately prior to the effective time of the Merger, including the Reporting Person, entered into voting agreements (the “Voting Agreements”) which provide for the agreement by such persons to vote any shares of Common Stock or other voting securities of the Issuer owned by such persons in favor of the Actions.

The actions described above were approved by the Issuer’s stockholders on May 20, 2005, pursuant to the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 29, 2005.

On June 6, 2005, the Reporting Person’s 110,642 shares of the Issuer’s Series B Preferred Stock were converted into 2,212,830 shares of the Issuer’s Common Stock.

The foregoing descriptions of the Voting Agreements and the Certificate of Designations are not complete. The full texts of the Voting Agreements and the Certificate of Designations are attached to the Original Schedule 13D and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Following the series of transaction by the Reporting Person, the aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is zero (0), which represents beneficial ownership of the Reporting Person of zero percent (0%) of the Common Stock of Issuer. The Reporting Person has no current right to acquire any additional shares of the Issuer’s capital stock.

(b) The Reporting Person currently does not beneficially own any shares of the Issuer’s capital stock.

(c) Not applicable.

(d) Not applicable.

(e) June 11, 2007

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Merger and related transactions, each of the persons holding shares of Acquired Company Common Stock immediately prior to the effective time of the Merger, including the Reporting Person, entered into a registration rights agreement (each, a “Registration Rights Agreement”) pursuant to which the Issuer agreed, among other things, to register with the Commission for re-offer and re-sale the shares of Common Stock following the conversion of the Series B Convertible Preferred Stock received by the persons holding shares of Acquired Company Common Stock immediately prior to the effective time of the Merger. The conversion of the Series B Preferred Stock into Common Stock occurred on or about June 8, 2006.

The foregoing description of the Registration Rights Agreement is not complete. The full text of the Registration Rights Agreement is attached to the Original Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

See the Original Schedule 13D for all relevant exhibits related to this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:	July 10, 2007

SELENA PHARMACEUTICALS, INC.

/s/ Sergey Sablin
Name:	Sergey Sablin
Title:	President and Chief Executive Officer